

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Damian deGoa
Chief Executive Officer
Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, NC 27560

      Re: Liquidia Corporation
          Registration Statement on Form S-3
          Filed December 16, 2020
          File No. 333-251394

Dear Mr. deGoa:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Deanna Virginio at 202-551-4530 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Andrew P. Gilbert, Esq.